UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 000-24939

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

East West Bank Employees 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

East West Bancorp, Inc.
135 North Los Robles Avenue, 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
East West Bank Employees 401(k) Savings Plan
Pasadena, California
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States (“U.S.”) of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2016.

Denver, Colorado

June 24, 2025

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
ASSETS
Investments:
Investments at fair value (Notes 2 and 3)	$560,033,200	$461,776,126
Investment in a fully benefit-responsive investment contract, at contract value (Note 4)	69,267,664	70,514,379
Total investments	629,300,864	532,290,505

Receivables:
Notes receivable from participants (Note 2)	5,254,707	4,734,365
Employer contributions	1,140,740	957,922
Total receivables	6,395,447	5,692,287
Cash (noninterest-bearing)	40,000	74
TOTAL ASSETS	635,736,311	537,982,866

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$635,736,311	$537,982,866

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$60,621,462
Dividends	30,210,845
Interest	1,538,183
Net investment income	92,370,490

Other income:
Interest income on notes receivable from participants	341,174

Contributions:
Participant	32,355,994
Participant rollover	5,457,517
Employer, net of forfeitures	13,611,619
Total contributions, net of forfeitures	51,425,130
TOTAL ADDITIONS	144,136,794

DEDUCTIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Benefits paid to participants	(46,000,042)
Administrative expenses	(383,307)
TOTAL DEDUCTIONS	(46,383,349)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	97,753,445
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	537,982,866
End of year	$635,736,311

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan documents, as amended, for a more complete description of the Plan’s provisions. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General — The Plan is a defined contribution plan sponsored by East West Bank (the “Bank” or the “Plan Sponsor”), a wholly-owned bank subsidiary of East West Bancorp, Inc. (“East West”). The Plan is administered by the 401(k) Plan Committee appointed by the Board of Directors of East West. Empower Trust Company, LLC (the “Trustee”) serves as the trustee for the Plan. The Plan became effective on January 1, 1986, and its provisions were amended and restated on January 1, 2022.

Eligibility — Employees are eligible to participate in the Plan as of the first day of the first calendar month after the date they have completed three months of service with the Bank and have attained the age of 18. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participants elect another rate or opt out. For Plan participants who are automatically enrolled and do not direct the investment of their accounts, their contributions are invested by default into the age-appropriate conservative portfolio available under GoalMaker, a computer asset allocation program available to the Plan participants.

Contributions — Eligible employees may elect to defer 1% to 80% of their pre-tax and/or after-tax (Roth) 401(k) annual compensation subject to the annual maximum allowable participant contribution, which was $23,000 for the year ended December 31, 2024. For 2024, Plan participants aged 50 years or older before the end of the Plan year were also permitted to make additional catch-up contributions up to $7,500. Plan participants may rollover into the Plan eligible distributions from other tax-qualified retirement plans or individual retirement accounts (“IRAs”).

The Plan permits participants to convert non-Roth amounts within the Plan to Roth accounts as in-plan Roth rollovers for amounts that are both eligible and not eligible for distribution. However, in-plan Roth Rollovers are not permitted for loans from the Plan. If a participant rolls over the payment to a designated Roth account in this Plan, the amount of the payment rolled over (reduced by any after-tax amounts directly rolled over) will be taxed. However, the 10% additional tax on early distributions will not apply (unless the participant withdraws the amount rolled over out of the designated Roth account within the 5-year period that begins on January 1 of the year of the rollover). Any amount transferred through an in-plan Roth-rollover will be eligible for distribution or retain its restrictions according to the rules applicable to the account immediately prior to the rollover.

The Bank matches $0.75 for each $1.00 contributed by Plan participants, up to the first 6% of the Plan participant’s eligible compensation. The Bank has the discretion to true-up matching contributions for the Plan year in situations where deferral percentages exceed the 6% limit in certain periods but are less than the 6% limit in other periods, provided the total employer matching amounts do not exceed the designated matching amounts for the full Plan year. Employer contributions receivables on the Statements of Net Assets Available for Benefits represent the Bank’s true-up matching contributions for the years ended December 31, 2024 and 2023, which were deposited after each year end. Contributions to the Plan are held in a trust fund (the “Trust”). The Trustee is responsible for the safekeeping of the Trust, including holding and investing the Plan’s assets.

The Bank may make a discretionary, non-elective contribution (profit-sharing) on behalf of participants that are employed at year end and have worked at least 1,000 hours. There was no non-elective contribution made for the year ended December 31, 2024.

Investments — During the year ended December 31, 2024, Plan participants directed and allocated the investments of their contributions among various investment options offered by the Plan, which included the common stock of East West, a guaranteed income fund (“GIF”) managed by Empower Annuity Insurance Company (“EAIC”) and mutual funds. Participants are allowed to change their investment options at any time. During 2024 the Plan entered into a put agreement with the Trustee to replace certain GIF assets in the Plan’s GoalMaker models and replace GoalMaker as the Plan’s qualified default investment alternative (“QDIA”). Following the 18-month period ending on December 18, 2025, the GoalMaker GIF position will be liquidated. The QDIA will change to an age-appropriate American Funds target retirement date series fund in early 2026 after appropriate notices have been made to Plan participants.

Vesting, Benefits and Benefits Payable — Plan participants are fully vested in their salary deferral contributions and the amounts rolled over from former employers’ tax-qualified retirement plans or IRAs. Plan participants become vested in the matching and non-elective contributions received from the employer at the rate of 20% per year for each full year of service and are fully vested after five years of service, or upon reaching normal retirement age (65 years), death, or becoming disabled while an employee.

Upon separation from service with the Bank, regardless of a participant’s vested account balance, a participant may elect to receive his or her vested account balance as a lump sum or rollover distribution to an IRA or new employer’s qualified plan or as installment payments. However, if a participant does not make a timely distribution election, the following will apply: (1) If a participant’s vested account balance does not exceed $7,000, the Plan will automatically roll over the Plan participant’s distribution into an IRA designated under the Plan; (2) If a participant’s vested account balance exceeds $7,000, the participant must consent to any distribution of the vested account. However, for non-Roth accounts the Plan Administrator will commence distribution of the vested account balance without the participant’s consent at the time that payments must begin under applicable federal law, which is generally the April 1st following the later of the calendar year when the participant attains the age of 73 or when employment is terminated.

In addition, the Plan allows for withdrawals for employees over 59 ½ years of age and hardship distributions if certain criteria are met. Beginning May 1, 2024, participants that are a victim of domestic abuse, as defined by the Plan, may request a withdrawal up to the lesser of $10,000 or 50% of their vested balance. Beginning October 15, 2024, participants may request a qualified disaster recovery withdrawal of up to $22,000 of their vested balance to cover economic losses resulting from a qualified disaster. Plan participants have 180 days from the incident date of the disaster or the disaster declaration date, if later, to take a qualified disaster recovery withdrawal.

As of December 31, 2024 and 2023, there were no amounts owed to terminated participants who had elected to withdraw their benefits.

Forfeiture Accounts — If a participant terminates employment before being fully vested in the employer contributions, the non-vested portion of the terminated participant’s account balance remains in the Plan’s forfeiture account. Forfeiture accounts are used to pay certain plan expenses and reduce future employer contributions. Forfeitures of $1,101,612 were used to reduce employer contributions and no plan expenses were paid with funds from the forfeiture accounts during the year ended December 31, 2024. The unallocated forfeiture accounts outstanding were $176,826 and $50,677 as of December 31, 2024 and 2023, respectively.

Participant Accounts — Each Plan participant’s account is credited with the participant’s contributions, employer matching and non-elective contributions, the Plan’s earnings or losses, and rollovers from former employers’ tax-qualified retirement plans or IRAs, if applicable. Allocations of earnings or losses are based on the Plan participant’s account balances as defined in the Plan document.

Notes Receivable from Participants — Active participants in the Plan are eligible for loans under the Plan. Plan participants may borrow from their 401(k) account a minimum of $1,000 and can have only one loan outstanding from the Plan. The maximum loan that may be obtained is the lesser of (1) 50% of the Plan participant’s vested account balance; or (2) $50,000 reduced by the excess (if any) of (A) the highest outstanding loan balance made to the Plan participant during the 12-month period preceding the date on which the new loan is made, over (B) the outstanding loan balances from the Plan to the participant on the date on which the new loan is made. The maximum allowed terms of a general purpose loan and a loan used to finance a primary residence are five and 20 years, respectively. The loans are secured by the vested balances in the Plan participants’ accounts. The interest rate on participant loans is set at 1% above the prime rate published in the Wall Street Journal on the first business day of the month a loan is originated and remains fixed for the entire term of the loan. Principal and interest are repaid through payroll deductions from the participants’ salaries.

Plan Termination — Although the Bank has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made, and the Bank may choose to direct the distribution of their participant accounts in a manner permitted by the Plan as soon as practicable thereafter.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

Investments Valuation and Income Recognition — The Plan’s investments, except for those in the traditional fully benefit-responsive investment contract, are reported at fair value. Investments in a traditional fully benefit-responsive investment contract held by a defined contribution plan are reported at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, which is the more relevant measurement. For additional information on fair and contract values, see Note 3 — Fair Value Measurements and Note 4 — Investment in a Fully Benefit-Responsive Investment Contract, at Contract Value to the Financial Statements in this Annual Report on Form 11-K (this “Form 11-K”).

Net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits includes realized gains (losses) on investments bought or sold, as well as unrealized gains (losses) on investments held at the end of the year. Realized gains (losses) on the investments are recorded as the difference between the proceeds received and the cost of investments. Unrealized appreciation or depreciation represents the difference between the fair value of investments held at the end and the beginning of the Plan year (or the cost of the investments on the purchase date if acquired during the Plan year). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule, and disclosures of contingent assets and liabilities. Actual results could materially differ from those estimates and assumptions.

Contributions — Participant contributions, and related employer matching contributions, are recorded when the contributions are withheld from compensation.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account. Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Expenses paid through the Plan expense account are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits — Benefits are recorded when paid.

Notes Receivable from Participants — Notes receivable from participants on the Statements of Net Assets Available for Benefits are reported at their unpaid principal and accrued interest balances. Interest income is recorded on an accrual basis. If a participant fails to make loan repayments more than 90 days after the scheduled due date, the note receivable is deemed to be in default. If a distribution is available under the Plan, the participant may request a distribution to pay the loan. If none of these options are exercised, the Plan Sponsor will offset the outstanding loan amount against the vested account balances and treat the amount as a distribution.

NOTE 3 — FAIR VALUE MEASUREMENTS

Accounting Standard Codification Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value of financial instruments, the Plan uses various methods including market and income approaches. Based on these approaches, the Plan utilizes certain assumptions that market participants would use in pricing an asset or a liability. These inputs can be readily observable, market corroborated or generally unobservable. Fair value measurements are based on the exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that assigns the highest priority to quoted prices in active markets and the lowest priority to prices derived from data lacking transparency. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurements. The fair value of the Plan’s assets and liabilities is classified and disclosed in one of the following three categories:

•Level 1 — Valuation is based on quoted prices for identical instruments traded in active markets.
•Level 2 — Valuation is based on quoted prices for similar instruments traded in active markets; quoted prices for identical or similar instruments traded in markets that are not active; and model-derived valuations whose inputs are observable and can be corroborated by market data.
•Level 3 — Valuation is based on significant unobservable inputs for determining the fair value of assets or liabilities. These significant unobservable inputs reflect assumptions that market participants may use in pricing the assets or liabilities.

The following tables categorize the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2024
	Total Fair Value	Level 1	Level 2	Level 3
Common stock	$72,082,995	$72,082,995	$—	$—
Mutual funds	487,950,205	487,950,205	—	—
Total investments measured at fair value	$560,033,200	$560,033,200	$—	$—

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2023
	Total Fair Value	Level 1	Level 2	Level 3
Common stock	$61,088,127	$61,088,127	$—	$—
Mutual funds	400,687,999	400,687,999	—	—
Total investments measured at fair value	$461,776,126	$461,776,126	$—	$—

Common Stock — East West’s common stock held in the participants’ accounts is valued at the closing price on the Nasdaq Global Select Market on the last business day of the Plan Year and is classified in Level 1 of the fair value hierarchy.

Mutual Funds — Mutual funds are valued at the last reported closing price on the last business day of the Plan year on a recognized securities exchange. They are classified in Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date. There were no changes in methodology in 2024.

NOTE 4 — INVESTMENT IN A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT CONTRACT
VALUE

The Plan offers a stable value fund investment option, the GIF. The GIF is a traditional fully benefit-responsive guaranteed investment contract with the issuer, EAIC, which invests primarily in public bonds, private securities and commercial mortgages. EAIC maintains the contributions in a general account. Under the GIF, the Plan Sponsor enters the contract directly with EAIC and participants may direct permitted withdrawals or transfers of all or a portion of their account balance at contract value within reasonable time frames. The contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The repayment of principal and interest credited to Plan participants is a financial obligation of EAIC. Accordingly, the GIF is considered a fully benefit-responsive investment contract. As of December 31, 2024 and 2023, the GIF totaled $69,267,664 and $70,514,379, respectively.

The Plan’s ability to receive amounts due is dependent on EAIC’s ability to meet its financial obligations, which may be affected by future economic and regulatory developments.

Generally, there are no probable events known to the Plan that would limit its ability to transact at contract value with EAIC or with the participants. In addition, there are no events that allow EAIC to terminate the contract with the Plan and settle at an amount different from contract value.

NOTE 5 — PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

A party-in-interest is defined under the Department of Labor regulations as any fiduciary (including, but not limited to, any administrator, officer, trustee or custodian), counsel or employee of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds a guaranteed investment contract managed by EAIC, which is a custodian of the Plan. Accordingly, the Plan’s payment of fees to EAIC and the Trustee qualifies as a party-in-interest transaction. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officers or employees received compensation from the Plan during the year ended December 31, 2024.

The Plan held 752,746 and 849,036 shares of East West common stock with a fair value of $72,082,995 and $61,088,127 as of December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Plan received dividend income of $1,770,421 from East West common stock. Sales and net realized gains of East West’s common stock in 2024 were $16,103,107 and $5,825,131, respectively, while purchases of East West’s common stock amounted to $7,701,010. These transactions qualify as party-in-interest transactions.

NOTE 6 — FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued an opinion letter dated September 16, 2022, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan was amended subsequent to this opinion letter. However, the Plan Sponsor believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, the Plan Sponsor believes that the Plan is qualified, and the related Trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or tax asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or tax asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions. However, there are currently no audits for any tax periods in progress.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds that invest in the securities of companies located in foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. In addition, securities of foreign companies are subject to risks and considerations not typically associated with the securities of U.S. companies. These risks include foreign exchange risks, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. In addition, securities of foreign companies and their markets may be less liquid and subject to more volatility than securities of U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the net assets available for benefits.

Included in investments were GIF units totaling $69,267,664 and $70,514,379, or 11% and 13% of the Plan’s total investments, as of December 31, 2024 and 2023, respectively. Refer to Note 4 — Investment in a Fully Benefit-Responsive Investment Contract, at Contract Value to the Financial Statements in this Form 11-K for further investment information. Risks arise when entering any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. As of December 31, 2024 and 2023, EAIC was assigned a claims-paying rating of “AA-” by Standard & Poor’s (“S&P”). According to S&P’s publications, an insurer rated “AA” has very strong financial security characteristics. Investments also included shares of East West’s common stock amounting to $72,082,995 and $61,088,127, as of December 31, 2024 and 2023, respectively, which represented 11% of the Plan’s total investments as of both dates. A significant decline in the market value of East West’s common stock could materially affect the net assets available for benefits.

NOTE 8 — SUBSEQUENT EVENTS

Effective January 1, 2025, the Plan adopted provisions to allow for higher catch-up contribution limits for Plan participants aged 60 through 63 years. Participants who are aged 60 through 63 years in calendar year 2025 may contribute to the higher catch-up contribution limit of $11,250.

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851        Plan Number: 001    Form Number: 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Empower Guaranteed Income Fund	Fully benefit-responsive investment contract - 2,066,543 units at 2.25%	**	$69,267,664
	American Funds EuroPacific Growth Fund R-6	Mutual fund - 675,072 shares	**	36,264,887
	American Funds 2025 Target Date Retirement Fund R-6	Mutual fund - 543 shares	**	8,252
	American Funds 2030 Target Date Retirement Fund R-6	Mutual fund - 856 shares	**	14,800
	American Funds 2035 Target Date Retirement Fund R-6	Mutual fund - 26,527 shares	**	505,083
	American Funds 2040 Target Date Retirement Fund R-6	Mutual fund - 5,441 shares	**	111,873
	American Funds 2045 Target Date Retirement Fund R-6	Mutual fund - 15,753 shares	**	333,955
	American Funds 2050 Target Date Retirement Fund R-6	Mutual fund - 2,571 shares	**	53,725
	American Funds 2055 Target Date Retirement Fund R-6	Mutual fund - 3,267 shares	**	86,352
	American Funds 2060 Target Date Retirement Fund R-6	Mutual fund - 2,566 shares	**	46,013
	American Funds 2065 Target Date Retirement Fund R-6	Mutual fund - 959 shares	**	16,768
	American Funds Washington Mutual Investors Fund R-6	Mutual fund - 475,626 shares	**	29,298,553
	DFA U.S. Targeted Value Portfolio	Mutual fund - 209,841 shares	**	7,212,246
	Dodge & Cox Funds Income Fund	Mutual fund - 1,005,809 shares	**	12,461,978
	Franklin Small Cap Growth Fund R6	Mutual fund - 517,262 shares	**	14,167,819
	MFS Growth Fund R6	Mutual fund - 438,219 shares	**	89,203,770
	MFS Mid Cap Value Fund R6	Mutual fund - 514,364 shares	**	16,351,632
	MFS Total Return Fund R4	Mutual fund - 709,930 shares	**	13,446,071
	MFS Value Fund R4	Mutual fund - 456,707 shares	**	22,104,609
	Metropolitan West Total Return Bond Fund Plan	Mutual fund - 2,250,479 shares	**	18,723,985
	T. Rowe Price Mid-Cap Growth Fund I	Mutual fund - 208,072 shares	**	20,815,522
	Vanguard Institutional Index Fund Institutional	Mutual fund - 244,196 shares	**	116,945,279
	Vanguard Mid-Cap Index Fund Institutional	Mutual fund - 404,644 shares	**	29,219,368
	Vanguard Small-Cap Index Fund Institutional	Mutual fund - 190,304 shares	**	21,913,493
	Vanguard Total International Stock Index Fund Institutional	Mutual fund - 164,839 shares	**	20,888,347
	Vanguard Total Bond Market Index Fund Institutional	Mutual fund - 1,872,977 shares	**	17,755,825
*	East West Bancorp, Inc.	Common stock - 752,746 shares	**	72,082,995
	Total investments			629,300,864
*	Loans to participants	Participant loans (interest rates of 4.25% to 9.50% collateralized by participants’ account balances)	**	5,254,707
	Total assets			$634,555,571

*	Party-in-interest, as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2025

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By	/s/ SHARON CHEUNG
Sharon Cheung
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.